

February 15, 2012

Via E-mail
Mr. Christopher Lucas
Group Finance Director
Barclays PLC
1 Churchill Place
London E14 5HP
England

> **Re:** **Barclays PLC**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 21, 2011**
> **File No. 001-09246**

Dear Mr. Lucas:

We have reviewed your response dated October 28, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010
Risk Management, page 42
Credit Risk, page 58
Corporate Loans, page 84

1. Please revise your future filings to address the following related to your response to previous comment eight in our letter dated September 28, 2011:

   - In your response you state that more frequent monitoring is carried out where the property market is subject to significant deterioration. Please revise future filings to provide a brief description of the facts and circumstances considered when concluding that deterioration is significant. Please clarify whether you monitor deterioration in a property market by geography, class of loan, type of collateral, etc.

- Describe the circumstances when you would monitor a loan at the individual property level and the circumstances when you would monitor property values at the portfolio level.

- Your disclosure indicates that you only perform a revaluation "when necessary" when a loan moves to the Watch or Early Warning lists. Please describe the facts and circumstances considered when concluding it is necessary to perform a revaluation when a loan is moved to these lists.

- Please provide a clearer description of how you incorporate the impact of any decrease in the fair value of collateral held into your loan loss allowance. Please describe how you ensure that you are capturing any incurred losses at the balance sheet date as a result of declines in property values in a timely manner.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or me at (202) 551-3494 if you have questions regarding these comments.

        Sincerely,

        /s/ Kevin W. Vaughn

        Kevin W. Vaughn
        Branch Chief